  Exhibit 21.1

SUBSIDIARIES OF MONROE CAPITAL INCOME PLUS CORPORATION

Name	Jurisdiction
MC Income Plus Financing SPV LLC	Delaware
MCIP Holding Company I, LLC	Delaware
MCIP Holding Company II, LLC	Delaware
MCIP Holding Company III, LLC	Delaware
MCIP Holding Company IV, LLC	Delaware
MCIP Holding Company V, LLC	Delaware
MCIP Holding Company VI, LLC	Delaware
MCIP Holding Company VII, LLC	Delaware
MCIP Holding Company VIII, LLC	Delaware